Brian D. Wolff

Outsiders Entertainment, Inc.

153 West 27th Street

New York, NY  10001-6203

April 27, 2007

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Outsiders Entertainment, Inc.

Form:

SB2/A1 Registration Statement

File No.:           File No.: 333-141141

Dear Sirs and/or Madam:

As President of, on behalf of and pursuant to authorization and the request of the above-referenced Company, this letter serves as our request for the withdrawal of our Acceleration Request heretofore filed April 27, 2007.

Very truly yours,

OUTSIDERS ENTERTAINMENT, INC.

By: /s/ Brian D. Wolff

Brian D. Wolff, President